Exhibit (g)

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

              In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended June 30, 2003 (the “Report”), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 6-K.

Date: July 23, 2003	/s/ Larry A. MacDonald —————————————— Larry A. MacDonald Chief Financial Officer

              A signed original of this written statement required by § 906 has been provided to NOVA Chemicals Corporation and will be retained by NOVA Chemicals Corporation and furnished to the Securities and Exchange Commission or its staff upon request.